Exhibit 99.46

Form 62-103F1

Required Disclosure under the Early Warning Requirements

Item 1 - Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the disposition of certain common shares (“Equinox Shares”) of:

Equinox Gold Corp.

(formerly known as Trek Mining Inc.) (the “Issuer” or “Equinox”)

Suite 730 - 800 West Pender Street

Vancouver, BC V6C 2V6

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

The transaction which triggered the requirement to file this report did not take place on a stock exchange or other market that represents a published market for the securities which are the subject of this report. Please see Item 2.2 below.

Item 2 - Identity of the Acquiror

2.1	State the name and address of the acquiror.

Sandstorm Gold Ltd. (“Sandstorm” or the “Acquiror”)

Suite 1400 - 400 Burrard Street

Vancouver, BC V6C 3A6

Sandstorm, a company existing under the laws of the Province of British Columbia, is a growth focused resource based company that seeks to acquire gold and other precious metal purchase agreements and royalties from companies that have advanced stage development projects or operating mines.

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On January 3, 2018, the Acquiror completed the private sale of US$3.2 million (C$4,080,000) worth of Equinox Shares (4,000,000 Equinox Shares) held by it to Ross Beaty (the “Equinox Share Disposition”). As a result of the Equinox Share Disposition, the Acquiror’s holdings in Equinox have decreased to less than 10%.

2.3	State the names of any joint actors.

Not applicable.

Item 3 - Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file this report and the change in the acquiror’s securityholding percentage in the class of securities.

Upon completion of the Equinox Share Disposition, the Acquiror holds an aggregate of 24,035,693 Equinox Shares and warrants to purchase an aggregate of up to an additional 9,060,247 Equinox Shares (the “Equinox Warrants”). The 24,035,693 Equinox Shares represent 5.7% of the currently issued and outstanding Equinox Shares. Assuming full exercise of the Equinox Warrants held by the Acquiror to purchase an aggregate of up to an additional 9,060,247 Equinox Shares, the Acquiror would then hold an aggregate of 33,095,940 Equinox Shares, representing approximately 7.7% of the then issued and outstanding Equinox Shares (on a partially diluted basis).

Prior to the Equinox Share Disposition (and completion of the Equinox Business Combination, as defined below), the Acquiror’s shareholdings in Equinox represented approximately 15.8% of the issued and outstanding Equinox Shares (19.8% on a partially diluted basis). The completion by Equinox of the Equinox Business Combination and the related Equinox Share Disposition has reduced the Acquiror’s holdings in Equinox to less than 10%.

3.2	State whether the acquiror acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file this report.

See item 3.1 above.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Prior to completion of the Equinox Share Disposition (and not taking into account the business combination completed between Equinox, Newcastle Gold Ltd. and Anfield Gold Corp. which was completed on December 22, 2017 - the “Equinox Business Combination”), the Acquiror held an aggregate of 28,035,693 Equinox Shares and Equinox Warrants to purchase an aggregate of 9,060,247 Equinox Shares. The 28,035,693 Equinox Shares represented approximately 15.8% of the then issued and outstanding Equinox Shares. If you assumed the exercise in the future of all of the Equinox Warrants held by the Acquiror which are exercisable into 9,060,247 Equinox Shares, the Acquiror would have then held an aggregate of 37,095,940 Equinox Shares, representing approximately 19.8% of the then issued and outstanding Equinox Shares (on a partially diluted basis).

Post Completion of the Equinox Share Disposition (and taking into account completion of the Equinox Business Combination), the Acquiror holds an aggregate of 24,035,693 Equinox Shares and Equinox Warrants to purchase an aggregate of 9,060,247 Equinox Shares. The 24,035,693 Equinox Shares

represent 5.7% of the current issued and outstanding Equinox Shares. If you assume the exercise in the future of all of the Equinox Warrants held by the Acquiror which are exercisable into 9,060,247 Equinox Shares, the Acquiror would then hold an aggregate of 33,095,940 Equinox Shares, representing approximately 7.7% of the then issued and outstanding Equinox Shares (on a partially diluted basis).

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquiror, either alone or together with any joint actors, has ownership and control,

Sandstorm has ownership and control over the securities referred to in item 3.4 above.

(b)	the acquiror, either alone or together with any joint actors, has ownership but control is held by persons or companies other than the acquiror or any joint actor, and

Not applicable.

(c)	the acquiror, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

3.6	If the acquiror or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Please see item 3.4 above.

3.7	If the acquiror or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquiror or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquiror’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 - Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

The Acquiror received C$1.02 for each of the 4,000,000 Equinox Shares which it disposed of, for aggregate consideration received by the Acquiror of C$4,080,000.

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquiror.

Please see item 4.1 above.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 - Purpose of the Transaction

State the purpose or purposes of the acquiror and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquiror and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s business or corporate structure;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

The disposition of the Equinox Shares by Sandstorm was agreed to by Sandstorm as part of the Equinox Business Combination and represents a continuation of Sandstorm’s strategy to monetize non-core assets in order to fund the acquisition of streams and royalties. Sandstorm currently has no intention of acquiring additional securities of Equinox or of disposing of its Equinox Warrants. Sandstorm will evaluate its investment in Equinox from time to time and may, based on such evaluation, market conditions and other circumstances, increase or decrease its holdings as circumstances require through market transactions, private agreements or otherwise. As of the date of this report, the Acquiror is not aware of any plans nor has any future intentions which would relate to or result in an event referred to in items (a) to (k) above.

Item 6 - Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquiror and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not Applicable.

Item 7 - Change in Material Fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquiror under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 - Exemption

If the acquiror relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 - Certification

The acquiror must certify that the information in this report is true and complete in every respect. In the case of an agent, the certification is based on the agent’s best knowledge, information and belief but the acquiror is still responsible for ensuring that the information filed by the agent is true and complete. This report must be signed by each person on whose behalf the report is filed or his or her authorized representative. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I, as the Acquiror, certify, or I, as the agent filing this report on behalf of an acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

DATED as of the 5th day of January, 2018.

/s/ Erfan Kazemi

Signature

Erfan Kazemi, Chief Financial Officer

Name/Title